UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

( Amendment No.     )*

FAR POINT ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30734W109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

May 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30734W109	Page 2 of 14

1.	Names of Reporting Persons. SL Globetrotter, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,487,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,487,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,487,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 30734W109	Page 3 of 14

1.	Names of Reporting Persons. SL Globetrotter GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,487,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,487,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,487,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 30734W109	Page 4 of 14

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,487,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,487,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,487,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 30734W109	Page 5 of 14

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,487,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,487,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,487,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Far Point Acquisition Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 18 West 18th Street, New York, NY 10011.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1. SL Globetrotter, L.P., an exempted limited partnership organized under Cayman Islands law (“Globetrotter”),

2. SL Globetrotter GP, Ltd., an exempted company incorporated under Cayman Islands law (“Globetrotter GP”),

3. Silver Lake Technology Associates III Cayman, L.P., an exempted limited partnership organized under Cayman Islands law (“SLTA III Cayman”), and

4. Silver Lake (Offshore) AIV GP III, Ltd., an exempted company incorporated under Cayman Islands law (“SL III Offshore Ltd” and, together with Globetrotter, Globetrotter GP and SLTA III Cayman, “Silver Lake”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of Globetrotter is Globetrotter GP. The sole shareholder of Globetrotter GP is SLTA III Cayman. The general partner of SLTA III Cayman is SL III Offshore Ltd. Certain information concerning the identity and background of each of the directors of SL III Offshore Ltd and Globetrotter GP is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of Globetrotter is to hold and/or invest in securities. The principal business of Globetrotter GP is to serve as the general partner of Globetrotter. The principal business of SLTA III Cayman is to serve as the sole shareholder of Globetrotter GP and to manage investments through other partnerships and limited liability companies. The principal business of SL III Offshore Ltd is to serve as the general partner of SLTA III Cayman and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Globetrotter, acting through Globetrotter GP as its general partner, purchased the 9,487,500 shares of Class A Common Stock reported herein (including all voting rights) for an aggregate purchase price of $97,827,426.53. The source of funds for such purchases was from general funds available to Globetrotter, including capital contributions from its investors.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On January 16, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Globetrotter (and in its capacity as a representative of Global Blue (as defined below) and its shareholders as of the date of the Merger Agreement and immediately prior to the closing, the “GB Shareholders’ Representative”), Global Blue Group Holding AG, (“New Global Blue”), Global Blue US Holdco LLC, Global Blue US Merger Sub Inc. (“US Merger Sub”), Global Blue Holding L.P. (“Cayman Holdings”), the individuals named therein (the “Management Sellers” and, together with Globetrotter and Cayman Holdings, the “Seller Parties”), Global Blue Group AG (“Global Blue”), Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative (as defined in the Merger Agreement), solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC, and Jacques Stern, solely in his capacity as the Management Representative (as defined in the Merger Agreement), which, among other things, provides for (a) the Seller Parties undertaking a series of transactions pursuant to which they will sell, exchange and contribute the ordinary shares of Global Blue for a mix of cash and ordinary shares of New Global Blue, and in certain circumstances, preferred shares of New Global Blue, and (b) US Merger Sub, a wholly-owned indirect subsidiary of New Global Blue, merging with and into the Issuer, with the Issuer being the surviving corporation in the merger (the “Merger”). References to and descriptions of the Merger Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement or document, which is filed as an exhibit hereto and is incorporated by reference herein. The transactions contemplated by the Merger Agreement, including the Merger, are referred to herein as the “Transactions”.

In connection with the Transactions, the Issuer, New Global Blue, Global Blue, Globetrotter, Far Point LLC (the “Founder”) and Third Point Ventures LLC entered into a Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to, and on the terms and subject to the conditions of, which each of Founder and Third Point Ventures LLC unconditionally and irrevocably agreed, among other things, to vote its shares of Issuer, and take certain other actions, in support of the Transactions.

Additionally, concurrently with the execution and delivery of the Merger Agreement, New Global Blue, Globetrotter and Cayman Holdings, as applicable, entered into certain share purchase and contribution agreements (the “Share Purchase and Contribution Agreements”) with the following, as applicable, (i) Issuer and certain affiliates of Third Point LLC, an affiliate of Issuer and (ii) Antfin (Hong Kong) Holding Limited (“Antfin”). Pursuant to these share purchase and contribution agreements, the affiliates of Third Point and Antfin committed to purchase, concurrently with the closing of the Transactions, ordinary shares of Global Blue from Globetrotter and Cayman Holdings, as applicable, for an aggregate purchase price of up to $100.0 million, in the case of the Third Point affiliates, and equal to $125.0 million, in the case of Antfin, at $10.00 per share.

Additionally, concurrently with the execution and delivery of the Merger Agreement, a letter agreement was entered into by and among Cloudbreak Aggregator LP (“Backstop Provider”), certain affiliates of Third Point LLC and Globetrotter, whereby the parties agreed that Globetrotter has third party beneficiary rights to specifically enforce (i) the obligations of such affiliates of Third Point to provide equity financing to Backstop Provider pursuant to an equity commitment letter and (ii) Issuer’s rights under that certain forward purchase agreement dated as of May 18, 2018 (the “Forward Purchase Agreement”). The Forward Purchase Agreement provides that to the extent holders of Issuer common stock redeem more than 20,000,000 shares of Issuer common stock, Backstop Provider will purchase shares of Issuer common stock at $9.50 per share, for an aggregate purchase price equal to the total number of Issuer common stock in excess of 20,000,000 redeemed, multiplied by $10.00.

Additionally, concurrently with the execution and delivery of the Merger Agreement, Issuer, the Founder, Globetrotter and New Global Blue entered into a Founder Shares Surrender Agreement (the “Founder Shares Surrender Agreement”), which provides that the Founder will at the closing of the Transactions irrevocably surrender to New Global Blue, for no consideration and as a deemed contribution to the capital of New Global Blue, 2,500,000 shares of Issuer’s Class B Common Stock (the “Surrendered Shares”) and New Global Blue shall immediately cancel the Surrendered Shares. In addition to the Founder Share Surrender Agreement, the Merger Agreement provides that in connection with the Transactions, the Founder will contribute to New Global Blue 2,500,000 shares of the Issuer’s Class B Common Stock, and that 2,500,000 shares of New Global Blue will be delivered to a nominee that will hold such shares for future delivery to the Founder upon the achievement of certain future New Global Blue share trading levels.

Additionally, concurrently with the execution and delivery of the Merger Agreement, New Global Blue, Issuer and certain third-party investors (the “Primary PIPE Investors”) entered into share subscription agreements (the “Share Subscription Agreements”) pursuant to which the Primary PIPE Investors have committed to subscribe for and purchase, concurrently with the closing of the Transactions, in the aggregate, 12,500,000 New Global Blue Shares for $10.00 per share or an aggregate purchase price equal to $125.0 million.

References to and descriptions of the Merger Agreement, the Voting and Support Agreement, the Share Purchase and Contribution Agreement, the Founder Shares Surrender Agreement, and the form of Share Subscription Agreements set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement or document, each of which is filed as an exhibit hereto and is incorporated by reference herein.

The Reporting Persons acquired the securities reported herein with the intention of supporting the Transactions, including by voting the shares of Class A Common Stock beneficially owned by them for the Merger at the shareholders meeting to be called by the Issuer to vote on the Merger and other proposals related to the Merger to be voted upon at the shareholders meeting (the “Vote Proposals”). In furtherance of the foregoing, on May 23, 2020, representatives of Globetrotter proposed to the Issuer the following changes to the terms of the Transactions (the “Proposed Enhancements”), which Globetrotter believes will make the Transactions more attractive to the Issuer and its security holders, and therefore more likely to vote their shares in favor of the Proposals: (i) convert the approximately $168 million cash dividend which will be due to the Global Blue shareholders pursuant to the terms of the Merger Agreement to common stock, (ii) discuss ways to target $1.00+ in value per Issuer warrant paid in connection with closing of the Transactions, (iii) Global Blue shareholders matching share-for-share every Founder share that the Founder agrees to convert to an earn-out share and (iv) collaborate with Issuer to reduce transaction fees and expenses. References to and descriptions of the Proposed Enhancements are not intended to be complete and are qualified in their entirety by reference to the full text of the memo delivered to the Issuer setting forth the Proposed Enhancements, which is filed as an exhibit hereto and is incorporated by reference herein.

At any time and from time to time, the Reporting Persons may acquire additional shares of Class A Common Stock or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock (including Issuer’s warrants), redeem the shares of Class A Common Stock in connection with Issuer’s business combination or liquidation or dispose of any or all of the shares of Class A Common Stock (or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock) (including, without limitation, distributing or otherwise transferring some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring such securities to affiliated or other transferees, or entering into a total return swap, asset swap or repurchase transaction in connection with a financing), depending upon an ongoing evaluation of its investment and the Merger and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a) through (j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer with a view to supporting the Transactions. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 9,487,500 shares of the Issuer’s Class A Common Stock, or 15.0% of the Class A Common Stock outstanding.

Calculations of beneficial ownership and voting power described herein are based on 63,250,000 shares of Class A Common Stock of the Issuer outstanding as of May 8, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2020.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in this Schedule 13D and Annex B, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 are incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Agreement and Plan of Merger by and among Far Point Acquisition Corporation, SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P. and the other parties thereto, dated as of January 16, 2020 (incorporated herein by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A filed on January 21, 2020).

C.

Voting and Support Agreement, dated as of January 16, 2020, by and among Far Point Acquisition Corporation, Global Blue Group AG, SL Globetrotter, L.P., Global Blue Group Holding AG, Far Point LLC and Third Point Ventures LLC (incorporated herein by reference from Exhibit 10.5 to the Issuer’s Current Report on Form 8-K/A filed on January 21, 2019).

D.

Share Purchase and Contribution Agreement, dated as of January 16, 2020, by and among Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Enhanced L.P., Global Blue Group Holding AG, SL Globetrotter, L.P. and Far Point Acquisition Corporation (solely for purposes of Section 7 and Sections 14a, 14.d and 14.m therein) (incorporated herein by reference from Exhibit 10.3 to New Global Blue’s Registration Statement on Form F-4 filed on February 24, 2020).

E.

Share Purchase and Contribution Agreement, dated as of January 15, 2020, by and among Antfin (Hong Kong) Holding Limited, Global Blue Group Holding AG and SL Globetrotter, L.P. (incorporated herein by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K/A filed January 21, 2019).

F.

Founder Shares Surrender Agreement, dated as of January 16, 2020, by and among Far Point Acquisition Corporation, Far Point LLC, SL Globetrotter, L.P. and Global Blue Group Holding AG (incorporated herein by reference from Exhibit 10.6 to the Issuer’s Current Report on Form 8-K/A filed January 21, 2019).

G.	Form of Share Subscription Agreement (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed on January 21, 2019).

H.	Memo dated May 23, 2020 from SL Globetrotter, L.P. to Issuer regarding the Proposed Enhancements.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020

SL GLOBETROTTER, L.P.

By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

Annex A-1

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Director of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Director of Silver Lake Group, L.L.C.

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock of the Issuer.

Annex A-2

The following sets forth the name and principal occupation of each of the directors of SL Globetrotter GP, Ltd., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Director of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock of the Issuer.

Annex B

Transactions in the Past 60 Days by SL Globetrotter, L.P. (acting through SL Globetrotter GP, Ltd., as its general partner)

Date	Security	Number of Shares Acquired	Weighted Avg. Price Per Share	Nature of Transaction
05/17/2020	Class A Common Stock	4,882,717	$10.3153	Privately Negotiated Transactions

05/19/2020	Class A Common Stock	4,604,783	$10.3068	Privately Negotiated Transactions